UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 14, 2015

Commission file number 1-32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated May 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: May 14, 2015	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY LNG PARTNERS

REPORTS FIRST QUARTER 2015 RESULTS

Highlights

•	Generated distributable cash flow of $66.2 million in the first quarter of 2015, up 10 percent from the same period of the previous year.

•	In February 2015, ordered one LNG carrier newbuilding and received options to order up to four additional LNG carriers.

•	In January 2015, the Exmar LPG joint venture took delivery of the fourth of its 12 LPG carrier newbuildings.

•	Total liquidity of approximately $370 million as at March 31, 2015, giving pro-forma effect to the USD equivalent $130 million Norwegian Kroner bond offering completed in early-May 2015.

Hamilton, Bermuda, May 14, 2015 – Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended March 31, 2015. During the first quarter of 2015, the Partnership generated distributable cash flow(1) of $66.2 million, compared to $60.1 million in the same period of the prior year. The increase in distributable cash flow was primarily due to lower interest expense resulting from the December 2014 termination of capital leases and the subsequent refinancing of three 70 percent-owned liquefied natural gas (LNG) carriers, fewer scheduled dry-dockings and unscheduled off-hire days compared to the first quarter of 2014, the acquisition of the Norgas Napa liquefied petroleum gas (LPG) carrier in November 2014, and an increase in charter rates for two of the Partnership’s Suezmax tankers. These increases were partially offset by a grounding incident and related disputed off-hire for the 52 percent-owned Magellan Spirit during the first quarter of 2015, the scheduled expiration of the time-charter contract for the 52 percent-owned Methane Spirit in mid-March 2015 and the sale of a 2000 and 2001-built conventional tanker, including related restructuring charges, in February 2014 and August 2014, respectively.

On April 2, 2015, the Partnership declared a cash distribution of $0.70 per unit for the quarter ended March 31, 2015. The cash distribution will be paid on May 15, 2015 to all unitholders of record on April 13, 2015.

“The Partnership’s diversified portfolio of long-term fixed-rate contracts continued to generate stable cash flow, resulting in a positive coverage ratio for the quarter,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. Mr. Evensen continued, “With approximately $11.2 billion of forward fixed-rate revenues with an average duration of 13 years, the Partnership is largely insulated from short-term LNG shipping rate fluctuations and remains well-positioned for expected future growth. Spot and short-term LNG shipping rates continued to decline since the start of 2015 due to low Asian LNG prices, production outages at various liquefaction plants and the delivery of speculative LNG carriers ahead of corresponding LNG supply growth. With LNG liquefaction export growth expected to occur from the second half of 2015 onwards, mostly located in the U.S. and Australia, and the restart of certain existing liquefaction plants, the Partnership expects the supply/demand balance to tighten.”

“Our LPG business also continues to produce stable results, underpinned by strong realized rates and utilization in our LPG joint venture with Exmar,” Mr. Evensen continued. “During the quarter, the Partnership’s LPG joint venture took delivery of the fourth of 12 mid-size LPG carrier newbuildings, which will contribute to fleet renewal and future growth within our LPG carrier fleet.”

Mr. Evensen added, “Looking ahead, in addition to our current growth project pipeline of $3.4 billion, we continue to see strong long-term fundamentals for marine-based liquefied gas transportation, as reflected in our recently announced transaction to provide Shell with five MEGI LNG carrier newbuildings, for delivery onto fixed-rate contracts, commencing in 2017 and 2018.”

(1)

Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Recent Transactions

LNG Carrier Newbuilding Order with Options

In February 2015, Teekay LNG entered into an agreement with Daewoo Shipbuilding & Marine Engineering Co., Ltd., (DSME) of South Korea for the construction of one additional 173,400 cubic meter (cbm) LNG carrier newbuilding, for a total fully built-up cost of approximately $225 million, with options to order up to four additional vessels. This vessel, and the optional newbuildings, will be constructed with M-type, Electronically Controlled, Gas Injection (MEGI) twin engines, which are designed to be significantly more fuel-efficient and have lower emission levels than engines currently used in LNG shipping. The Partnership intends to secure long-term contract employment for the vessel prior to its scheduled delivery in the fourth quarter of 2018.

Charter Contracts for Two 52 Percent-Owned LNG carriers

In January 2015, the Magellan Spirit, in which the Partnership has a 52 percent ownership interest through its joint venture with Marubeni Corporation (Teekay LNG-Marubeni Joint Venture), was involved in a grounding incident. The vessel was subsequently refloated and returned to service with a majority of the costs of the grounding expected to be covered by insurance, less an applicable deductible. As a result of this incident, the charterer claimed 59 days of vessel off-hire during the first quarter of 2015, which in the view of the charterer, permitted the charterer to terminate the charter contract, which it claimed to do effective in late-March 2015. The Teekay LNG-Marubeni Joint Venture has disputed both the charterer’s aggregate off-hire claims as well as the charterer’s ability to terminate the charter contract, which would have otherwise expired in September 2016. The Teekay LNG-Marubeni Joint Venture has obtained legal assistance in resolving this dispute.

In mid-March 2015, the charter contract for the Partnership’s 52 percent-owned LNG carrier Methane Spirit expired as scheduled.

The Teekay LNG-Marubeni Joint Venture has secured short-term employment, commencing in September 2015, for both the Magellan Spirit and the Methane Spirit at significantly lower charter rates and continues to seek medium-term to long-term employment for both vessels.

Other Committed Growth Projects

LNG Carriers

Cheniere MEGI LNG Carrier Newbuildings

In December 2012, Teekay LNG entered into an agreement with DSME of South Korea for the construction of two 173,400 cbm MEGI LNG carrier newbuildings for an aggregate fully built-up cost of approximately $420 million. In June 2013, the Partnership was awarded two five-year time-charter contracts with Cheniere Marketing LLC (Cheniere) for these vessels. Upon deliveries in the first half of 2016, the vessels will each commence five-year charters with Cheniere exporting LNG primarily from Cheniere’s Sabine Pass LNG liquefaction facility in Louisiana.

Shell MEGI LNG Carrier Newbuildings

In December 2014, Teekay LNG secured time-charter contracts with a wholly-owned subsidiary of Royal Dutch Shell plc (Shell) for five newbuilding LNG carriers. The new contracts will be serviced by two MEGI LNG carrier newbuildings ordered in 2013 and three MEGI LNG carrier newbuildings ordered in December 2014 which are being constructed for an aggregate fully built-up cost of approximately $1.1 billion. Upon deliveries, which are expected to occur from the second half of 2017 into 2018, the vessels will operate as part of Shell’s global LNG fleet under time-charters ranging in duration from six to eight years, plus extension options.

Four LNG Carrier Newbuildings for BG

In June 2014, Teekay LNG acquired from BG Group (BG) its ownership interests in four 174,000 cbm Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for an aggregate estimated fully built-up cost of approximately $1.0 billion. The vessels, which are scheduled to deliver between September 2017 and January 2019, will each operate under time-charter contracts with BG for initial periods of 20 years, plus extension options.

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Through this transaction, the Partnership acquired a 30 percent ownership interest in the first two LNG carrier newbuildings, with the balance of ownership held by CETS Investment Management (HK) Co. Ltd. (CETS) (an affiliate of China National Offshore Oil Corporation (CNOOC)) and China LNG Shipping (Holdings) Limited (China LNG), and a 20 percent ownership interest in the second two LNG carrier newbuildings, with the balance of ownership held by CETS, China LNG and BW Group.

Six Icebreaker LNG Carrier Newbuildings

In July 2014, Teekay LNG, through a 50/50 joint venture with China LNG, finalized agreements to provide six internationally-flagged icebreaker LNG carriers for the Yamal LNG Project in Northern Russia. The project, located on the Yamal Peninsula, is a joint venture between Novatek OAO, Total SA and China National Petroleum Corporation, and will consist of three LNG trains with a total capacity of 16.5 million metric tonnes per annum, currently scheduled to start-up in early-2018. LNG from the project is expected to be transported from Northern Russia to Europe and Asia. The Yamal LNG joint venture has publicly indicated that nearly all of the expected LNG production output of the project has already been agreed to be purchased by affiliates of the Yamal LNG project sponsors and other third parties.

The joint venture between Teekay LNG and China LNG will provide to the Yamal LNG project six 172,000 cbm ARC7 LNG carrier newbuildings to be constructed by DSME for an aggregate fully built-up cost of approximately $2.1 billion. Each vessel will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse direction. The six vessels, which are scheduled to deliver between the first quarter of 2018 and the first quarter of 2020, will operate under time-charter contracts until December 31, 2045, plus extension options.

LPG Carriers

Exmar LPG Carrier Newbuildings

Exmar LPG BVBA, the Partnership’s 50/50 LPG joint venture with Belgium-based Exmar NV, currently has eight mid-size gas carrier newbuildings under construction, which are scheduled to deliver between the third quarter of 2015 and the first quarter of 2018. The eight LPG carrier newbuildings have an aggregate cost of approximately $345 million, of which the Partnership’s 50 percent portion is approximately $173 million. Upon deliveries, four of the LPG carrier newbuildings will commence charter contracts ranging from three to ten years.

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Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) of $43.9 million for the quarter ended March 31, 2015, compared to $41.8 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $19.1 million and decreasing net income by $3.6 million for the three months ended March 31, 2015 and 2014, respectively, primarily relating to unrealized gains and losses on derivative instruments and foreign currency exchange gains and losses, as detailed in Appendix A to this release. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $63.1 million and $38.2 million for the three months ended March 31, 2015 and 2014, respectively.

Adjusted net income attributable to the partners for the quarter ended March 31, 2015 increased from the prior year, primarily due to the termination of capital leases and the subsequent refinancing at a lower interest rate of three LNG carriers owned by the Partnership’s RasGas II Joint Venture in December 2014, scheduled dry-dockings for two of the Partnership’s vessels and unscheduled off-hire days for one of the Partnership’s LNG carriers for repairs during same quarter of the prior year, and the acquisition of one LPG carrier from Skaugen, the Norgas Napa, in November 2014, partially offset by the Magellan Spirit grounding incident and related disputed off-hire during the first quarter of 2015, the scheduled expiration of the time-charter contract for the Methane Spirit in mid-March 2015 and the sale of two conventional tankers in February 2014 and August 2014, respectively.

For accounting purposes, the Partnership is required to recognize the changes in the fair value of its outstanding derivative instruments that are not designated as hedges for accounting purposes in net income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of income as detailed in notes 2, 3 and 4 to the Consolidated Statements of Income and Comprehensive Income included in this release.

(1)

Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Operating Results

The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through F for further details).

	Three Months Ended March 31, 2015			Three Months Ended March 31, 2014
	(unaudited)			(unaudited)
(in thousands of U.S. Dollars)	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(i)	75,934	21,074	97,008	74,141	26,016	100,157
Vessel operating expenses	(14,306)	(7,328)	(21,634)	(14,714)	(9,542)	(24,256)
Depreciation and amortization	(18,306)	(5,263)	(23,569)	(18,113)	(5,997)	(24,110)

CFVO from consolidated vessels(ii)	60,704	12,001	72,705	58,565	12,869	71,434
CFVO from equity accounted vessels(iii)	46,304	—	46,304	48,140	—	48,140
Total CFVO(ii)(iii)	107,008	12,001	119,009	106,705	12,869	119,574

(i)

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(ii)

Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts included in voyage revenues, (c) adjustments for direct financing leases to a cash basis, realized gains or losses on the Toledo Spirit derivative contract and the revenue for two Suezmax tankers recognized on a cash basis. CFVO is included because certain investors use this measure to assess a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income, equity income or any other indicator of the Partnership’s performance required by GAAP. Please see Appendix E for a reconciliation of CFVO from consolidated vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

(iii)

The Partnership’s equity accounted investments for the three months ended March 31, 2015 and 2014 include: the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures with Exmar NV, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent interest in Malt LNG Netherlands Holdings B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers (the Malt LNG Carriers); the Partnership’s 30 percent interest in two LNG carrier newbuildings and 20 percent interest in two LNG carrier newbuildings for BG; the Partnership’s 50 percent interest in six LNG newbuildings in the joint venture between the Partnership and China LNG; and the Partnership’s 50 percent interest in Exmar LPG BVBA, which currently owns and charters-in 24 vessels in the LPG carrier segment, including eight newbuildings. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership’s Liquefied Gas segment, excluding equity accounted vessels, increased to $60.7 million in the first quarter of 2015 compared to $58.6 million in the same quarter of the prior year. The increase was primarily due to the acquisition of the LPG carrier, Norgas Napa, in November 2014 and fewer off-hire days during the first quarter of 2015, compared to the same quarter of the prior year.

Cash flow from vessel operations from the Partnership’s equity accounted vessels in the Liquefied Gas segment decreased to $46.3 million in the first quarter of 2015 from $48.1 million in the same quarter of the prior year. The decrease was primarily due to the grounding incident and related off-hire dispute involving the Magellan Spirit during the first quarter of 2015 and the scheduled expiration of the time-charter contract for the Methane Spirit in mid-March 2015. Both the Magellan Spirit and Methane Spirit are owned through the Partnership’s 52 percent interest in the Teekay LNG-Marubeni Joint Venture. The aforementioned decreases were partially offset by increased cash flows from the Partnership’s 50 percent-owned LPG joint venture, Exmar LPG BVBA, as a result of higher charter rates from the addition of four LPG newbuildings delivered during 2014 and early 2015, net of the sale of four older LPG carriers during 2014.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $12.0 million in the first quarter of 2015 compared to $12.9 million in the same quarter of the prior year. The decrease was primarily due to the sale of two Suezmax tankers, the 2000-built Algeciras Spirit and the 2001-built Huelva Spirit, in February 2014 and August 2014, respectively.

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Teekay LNG’s Fleet

The following table summarizes the Partnership’s fleet as of May 1, 2015:

	Number of Vessels
	Owned Vessels		In-Chartered Vessels		Newbuildings		Total
LNG Carrier Fleet	29	(i)	—		19	(i)	48
LPG/Multigas Carrier Fleet	19	(ii)	3	(iii)	8	(iii)	30
Conventional Tanker Fleet	8		—		—		8

Total	56		3		27		86

(i)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.
(ii)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.
(iii)	The Partnership’s interest in these vessels is 50 percent.

Liquidity and Continuous Offering Program Update

In 2013, the Partnership implemented a continuous offering program (COP) under which the Partnership may issue new common units at market prices up to a maximum aggregate amount of $100 million. Since initiation of the program, the Partnership has sold an aggregate of 1,334,534 common units under the COP, generating net proceeds of approximately $53.4 million (including the general partner’s 2 percent contribution and net of offering costs) of which $6.8 million was settled in the first quarter of 2015.

In May 2015, the Partnership issued NOK 1,000 million in senior unsecured bonds in the Norwegian bond market that mature in May 2020. The aggregate principal amount of the bonds was equivalent to approximately USD 130 million and all interest and principal payments have been swapped into U.S. Dollars at a fixed rate of 5.92 percent. The net proceeds from the bonds are expected to be used for general partnership purposes, including funding of newbuilding installments. The Partnership is applying to list the bonds on the Oslo Stock Exchange.

As of March 31, 2015, the Partnership had total liquidity of $239.6 million (comprised of $106.4 million in cash and cash equivalents and $133.2 million in undrawn credit facilities). Giving pro-forma effect to the $130 million of net proceeds from the Partnership’s NOK bond offering completed in early-May 2015, the Partnership’s total liquidity at March 31, 2015 would have been approximately $370 million.

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2014 Audited Financial Statements

Teekay LNG Partners L.P. filed its 2014 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 23, 2015. Copies are available on Teekay LNG’s website, under “Investors – Teekay LNG Partners L.P. – Financials & Presentations”, at www.teekay.com. Unitholders may request a printed copy of this annual report, including the complete audited financial statements free of charge by contacting Teekay LNG’s Investor Relations.

Conference Call

The Partnership plans to host a conference call on Friday, May 15, 2015 at 11:00 a.m. (ET) to discuss the results for the first quarter of 2015. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 524-8950 or (416) 260-0113, if outside North America, and quoting conference ID code 2036708.

•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the web site for a period of 30 days).

A supporting First Quarter 2015 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

The conference call will be recorded and made available until Friday, May 29, 2015. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 2036708.

About Teekay LNG Partners L.P.

Teekay LNG Partners is one of the world’s largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts through its interests in 48 LNG carriers (including one LNG regasification unit and 19 newbuildings), 30 LPG/Multigas carriers (including three in-chartered LPG carriers and eight newbuildings) and eight conventional tankers. The Partnership’s interests in these vessels range from 20 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Website: www.teekay.com

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TEEKAY LNG PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	97,326	99,339	101,490

Voyage expenses	(318)	(373)	(1,333)
Vessel operating expenses	(21,634)	(23,694)	(24,256)
Depreciation and amortization	(23,569)	(23,178)	(24,110)
General and administrative	(6,708)	(5,619)	(6,408)
Restructuring recovery(1)	—	242	—

Income from vessel operations	45,097	46,717	45,383

Equity income(2)	18,058	23,471	20,373
Interest expense	(10,104)	(15,768)	(14,831)
Interest income	734	302	648
Realized and unrealized loss on derivative instruments(3)	(14,032)	(23,114)	(7,521)
Foreign exchange gain (loss)(4)	25,930	5,769	(779)
Other income	443	200	218

Net income before tax recovery (expense)	66,126	37,577	43,491
Income tax recovery (expense)	225	(6,427)	(395)

Net income	66,351	31,150	43,096

Other comprehensive loss:
Unrealized loss on qualifying cash flow hedging instrument in equity accounted joint ventures net of amounts reclassified to equity income, net of tax	(611)	(801)	(552)

Comprehensive income	65,740	30,349	42,544

Non-controlling interest in net income	3,283	(1,806)	4,850
General Partner’s interest in net income	8,642	8,035	7,155
Limited partners’ interest in net income	54,426	24,921	31,091
• Basic	78,514,335	77,470,251	74,199,534
• Diluted	78,553,194	77,514,907	74,226,654
Total number of common units outstanding at end of period	78,537,584	78,353,354	74,211,160

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(1)	Restructuring recovery primarily relates to an adjustment on the restructuring provision on the sale of the Huelva Spirit conventional tanker in August 2014.

(2)

Equity income includes unrealized gains/losses on non-designated derivative instruments, any ineffectiveness for derivative instruments designated as hedges for accounting purposes and loss on sale of vessel as detailed in the table below:

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
Equity income	18,058	23,471	20,373
Proportionate share of unrealized losses on non-designated derivative instruments	1,126	1,257	1,053
Proportionate share of ineffective portion of hedge accounted interest rate swap	394	—	—
Proportionate share of loss on sale of vessel	—	—	966

Equity income excluding unrealized gains/losses on designated and non-designated derivative instruments and loss on sale of vessel	19,578	24,728	22,392

(3)

The realized losses relate to the amounts the Partnership actually paid to settle derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
Realized losses relating to:
Interest rate swaps	(7,305)	(10,050)	(9,244)
Interest rate swap agreements termination	—	(2,319)	—
Toledo Spirit time-charter derivative contract	(570)	(637)	—

	(7,875)	(13,006)	(9,244)

Unrealized (losses) gains relating to:
Interest rate swaps	(4,357)	(8,308)	4,023
Toledo Spirit time-charter derivative contract	(1,800)	(1,800)	(2,300)

	(6,157)	(10,108)	1,723

Total realized and unrealized losses on derivative instruments	(14,032)	(23,114)	(7,521)

(4)

For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income and Comprehensive Income.

Foreign exchange gain (loss) includes realized (losses) gains relating to the amounts the Partnership (paid) received to settle the Partnership’s non-designated cross currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds. The Partnership issued NOK 700 million and NOK 900 million of unsecured bonds in May 2012 and September 2013 that mature in 2017 and 2018, respectively. Foreign exchange gain (loss) also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
Realized losses on cross-currency swaps	(1,401)	(1,124)	(365)
Unrealized (losses) gains on cross-currency swaps	(17,045)	(37,946)	3,917
Unrealized gains (losses) on revaluation of NOK bonds	16,216	34,277	(3,653)

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TEEKAY LNG PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at March 31, 2015	As at December 31, 2014
	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	106,410	159,639
Restricted cash – current	8,999	3,000
Accounts receivable	12,536	11,265
Prepaid expenses	5,390	3,975
Current portion of net investments in direct financing leases	19,350	15,837
Advances to affiliates	17,254	11,942

Total current assets	169,939	205,658

Restricted cash – long-term	47,633	42,997
Vessels and equipment
At cost, less accumulated depreciation	1,641,227	1,659,807
Vessels under capital leases, at cost, less accumulated depreciation	90,500	91,776
Advances on newbuilding contracts	298,362	237,647

Total vessels and equipment	2,030,089	1,989,230

Investment in and advances to equity accounted joint ventures	851,807	891,478
Net investments in direct financing leases	661,764	666,658
Other assets	42,897	44,679
Derivative assets	—	441
Intangible assets – net	85,433	87,646
Goodwill – liquefied gas segment	35,631	35,631

Total assets	3,925,193	3,964,418

LIABILITIES AND EQUITY
Current
Accounts payable	1,200	643
Accrued liabilities	31,161	39,037
Unearned revenue	18,271	16,565
Current portion of long-term debt	117,677	157,235
Current obligations under capital lease	62,456	4,422
Current portion of in-process contracts	8,084	4,736
Current portion of derivative liabilities	36,562	57,678
Advances from affiliates	52,749	43,205

Total current liabilities	328,160	323,521

Long-term debt	1,735,394	1,766,889
Long-term obligations under capital lease	—	59,128
Long-term unearned revenue	32,561	33,938
Other long-term liabilities	73,546	74,734
In-process contracts	28,246	32,660
Derivative liabilities	170,055	126,177

Total liabilities	2,367,962	2,417,047

Equity
Limited partners	1,489,685	1,482,647
General Partner	56,658	56,508
Accumulated other comprehensive loss	(2,014)	(1,403)

Partners’ equity	1,544,329	1,537,752
Non-controlling interest (1)	12,902	9,619

Total equity	1,557,231	1,547,371

Total liabilities and total equity	3,925,193	3,964,418

(1)

Non-controlling interest includes a 30 percent equity interest in the RasGas II Joint Venture (which owns three LNG carriers); a 31 percent equity interest in Teekay BLT Corporation (a joint venture which owns two LNG carriers); and a one percent equity interest in two LNG carriers (Arctic Spirit and Polar Spirit), the Excalibur joint venture (which owns one LNG carrier), six LPG/Multigas carriers that are chartered out to Skaugen, and two LNG carriers chartered out to Awilco LNG ASA (Awilco), which in each case represents the ownership interest not owned by the Partnership.

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TEEKAY LNG PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Three Months Ended
	March 31, 2015	March 31, 2014
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	66,351	43,096
Non-cash items:
Unrealized loss (gain) on derivative instruments	6,157	(1,723)
Depreciation and amortization	23,569	24,110
Unrealized foreign currency exchange (gain) loss	(29,176)	332
Equity income, net of dividends received of $45,000 (2014 – nil)	26,942	(20,373)
Amortization of deferred debt issuance costs and other	262	285
Change in operating assets and liabilities	(6,097)	1,493
Expenditures for dry docking	(511)	(5,821)

Net operating cash flow	87,497	41,399

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	38,967	3,648
Scheduled repayments of long-term debt	(21,733)	(21,421)
Prepayments of long-term debt	(40,000)	(5,000)
Scheduled repayments of capital lease obligations	(1,094)	(1,779)
Proceeds from equity offering, net of offering costs	6,753	—
Repayments of advances from equity accounted joint ventures	13,987	—
Increase in restricted cash	(12,146)	(564)
Cash distributions paid	(63,609)	(58,895)
Novation of derivative liabilities	—	2,985
Dividends paid to non-controlling interest	—	(7,206)

Net financing cash flow	(78,875)	(88,232)

INVESTING ACTIVITIES
Additional capital contributions in equity accounted investments	(1,533)	—
Receipts from direct financing leases	1,381	3,796
Expenditures for vessels and equipment	(61,699)	(1,620)

Net investing cash flow	(61,851)	2,176

Decrease in cash and cash equivalents	(53,229)	(44,657)
Cash and cash equivalents, beginning of the period	159,639	139,481

Cash and cash equivalents, end of the period	106,410	94,824

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TEEKAY LNG PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. Dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	March 31, 2015	March 31, 2014
	(unaudited)	(unaudited)
Net income – GAAP basis	66,351	43,096
Less:
Net income attributable to non-controlling interest	(3,283)	(4,850)

Net income attributable to the partners	63,068	38,246
Add (subtract) specific items affecting net income:
Unrealized foreign currency exchange (gains) losses(1)	(27,262)	306
Unrealized losses (gains) from derivative instruments(2)	6,157	(1,723)
Unrealized losses from non-designated derivative instruments and other items from equity accounted investees(3)	1,520	2,019
Non-controlling interests’ share of items above(4)	436	2,954

Total adjustments	(19,149)	3,556

Adjusted net income attributable to the partners	43,919	41,802

(1)

Unrealized foreign exchange (gains) losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized (gains) losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds and excludes the realized gains/losses relating to the cross currency swaps for the NOK bonds.

(2)	Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(3)

Reflects the unrealized losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for derivative instruments designated as hedges for accounting purposes within the Partnership’s equity-accounted investments. Also reflects the Partnership’s proportionate share of a loss on the sale of a vessel from the Exmar LPG BVBA joint venture during the three months ended March 31, 2014. See note 2 to the Consolidated Statements of Income and Comprehensive Income included in this release for further details.

(4)

Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY LNG PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

DISTRIBUTABLE CASH FLOW (DCF)

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, distributions relating to equity financing of newbuilding installments, equity income, adjustments for direct financing leases to a cash basis, and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income.

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
	(unaudited)	(unaudited)
Net income:	66,351	43,096
Add:
Depreciation and amortization	23,569	24,110
Partnership’s share of equity accounted joint ventures’ DCF net of estimated maintenance and capital expenditures(1)	25,209	26,300
Unrealized loss (gain) on derivatives	6,157	(1,723)
Direct finance lease payments received in excess of revenue recognized	4,401	1,828
Distributions relating to equity financing of newbuildings	3,916	3,886
Less:
Unrealized foreign exchange (gain) loss	(27,262)	306
Estimated maintenance capital expenditures	(11,662)	(11,504)
Equity income	(18,058)	(20,373)
Deferred income tax and other non-cash items	(1,068)	(2,193)

Distributable Cash Flow before Non-controlling interest	71,553	63,733
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,352)	(3,604)

Distributable Cash Flow	66,201	60,129

(1)

The estimated maintenance capital expenditures relating to the Partnership’s share of equity accounted joint ventures for the three months ended March 31, 2015 and 2014 were $7.0 million and $7.9 million, respectively. The decrease in estimated maintenance capital expenditures is due to the sales of four older LPG carriers in 2014 in the Exmar LPG BVBA joint venture.

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TEEKAY LNG PARTNERS L.P.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET VOYAGE REVENUES

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Net Voyage Revenues

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net voyage revenues is not required by GAAP and should not be considered as an alternative to voyage revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended March 31, 2015
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	75,934	21,392	97,326
Voyage expenses	—	(318)	(318)

Net voyage revenues	75,934	21,074	97,008

	Three Months Ended March 31, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	74,964	26,526	101,490
Voyage expenses	(823)	(510)	(1,333)

Net voyage revenues	74,141	26,016	100,157

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TEEKAY LNG PARTNERS L.P.

APPENDIX D – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. Dollars)

	Three Months Ended March 31, 2015
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	75,934	21,074	97,008
Vessel operating expenses	(14,306)	(7,328)	(21,634)
Depreciation and amortization	(18,306)	(5,263)	(23,569)
General and administrative	(5,325)	(1,383)	(6,708)

Income from vessel operations	37,997	7,100	45,097

	Three Months Ended March 31, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	74,141	26,016	100,157
Vessel operating expenses	(14,714)	(9,542)	(24,256)
Depreciation and amortization	(18,113)	(5,997)	(24,110)
General and administrative	(4,748)	(1,660)	(6,408)

Income from vessel operations	36,566	8,817	45,383

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TEEKAY LNG PARTNERS L.P.

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS

FROM CONSOLIDATED VESSELS

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Consolidated Vessels

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts included in voyage revenues, and includes (c) adjustments for direct financing leases to a cash basis, realized gains or losses on the Toledo Spirit derivative contract, and the revenue for two Suezmax tankers recognized to a cash basis. The Partnership’s direct financing leases for the periods indicated relates to the Partnership’s 69 percent interest in two LNG carriers, Tangguh Sago and Tangguh Hiri, and the two LNG carriers acquired from Awilco in September and November 2013. The Partnership’s cash flow from vessel operations from consolidated vessels does not include the Partnership’s cash flow from vessel operations from its equity accounted joint ventures. Cash flow from vessel operations is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s consolidated vessels. Cash flow from vessel operations from consolidated vessels is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended March 31, 2015
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	37,997	7,100	45,097
Depreciation and amortization	18,306	5,263	23,569
Amortization of in-process revenue contracts included in voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	4,401	—	4,401
Realized loss on Toledo Spirit derivative contract	—	(570)	(570)
Cash flow adjustment for two Suezmax tankers(1)	—	486	486

Cash flow from vessel operations from consolidated vessels	60,704	12,001	72,705

	Three Months Ended March 31, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	36,566	8,817	45,383
Depreciation and amortization	18,113	5,997	24,110
Amortization of in-process revenue contracts included in voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	3,886	—	3,886
Cash flow adjustment for two Suezmax tankers(1)	—	(1,667)	(1,667)

Cash flow from vessel operations from consolidated vessels	58,565	12,869	71,434

(1)

The Partnership’s charter contracts for two of its Suezmax tankers, Bermuda Spirit and Hamilton Spirit, were amended in 2012, which had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months ending September 30, 2014. The cash impact of the change in hire rates is not fully reflected in the Partnership’s statements of income and comprehensive income as the change in the lease payments is being recognized on a straight-line basis over the term of the lease.

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TEEKAY LNG PARTNERS L.P.

APPENDIX F – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS FROM EQUITY ACCOUNTED VESSELS

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Equity Accounted Vessels

Cash flow from vessel operations from equity accounted vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts, (c) loss on sale of vessel and includes (d) adjustments for direct financing leases to a cash basis. Cash flow from vessel operations from equity accounted vessels is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint ventures. Cash flow from vessel operations from equity-accounted vessels is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended March 31, 2015		Three Months Ended March 31, 2014
	(unaudited)		(unaudited)
	At 100%	Partnership’s Portion(1)	At 100%	Partnership’s Portion(1)
Net voyage revenues	139,031	63,745	147,718	68,358
Vessel operating expenses	(39,686)	(18,562)	(44,550)	(20,779)
Depreciation and amortization	(23,477)	(11,904)	(21,918)	(11,111)
Loss on sale of vessel	—	—	(1,931)	(966)

Income from vessel operations of equity accounted vessels	75,868	33,279	79,319	35,502

Interest expense – net	(20,219)	(9,456)	(20,302)	(9,452)
Realized and unrealized loss on derivative instruments	(17,262)	(5,736)	(17,133)	(5,825)
Other income (expense) – net	690	(29)	377	148

Net income / equity income of equity accounted vessels	39,077	18,058	42,261	20,373

Income from vessel operations	75,868	33,279	79,319	35,502
Depreciation and amortization	23,477	11,904	21,918	11,111
Loss on sale of vessel	—	—	1,931	966
Direct finance lease payments received in excess of revenue recognized	8,584	3,134	7,462	2,707
Amortization of in-process revenue contracts	(3,959)	(2,013)	(4,225)	(2,146)

Cash flow from vessel operations from equity accounted vessels	103,970	46,304	106,405	48,140

(1)

The Partnership’s equity accounted vessels for the three months ended March 31, 2015 and 2014 include: the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures, which owns one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent interest in the Teekay LNG-Marubeni Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent interest in Exmar LPG BVBA, which owns and in-charters 24 vessels, including eight newbuildings, as at March 31, 2015, and 26 vessels, including 12 newbuildings, as at March 31, 2014; the Partnership’s 30 percent interest in two LNG carrier newbuildings and 20 percent interest in two LNG carrier newbuildings for BG acquired in June 2014; and the Partnership’s 50 percent interest in six LNG newbuildings in the joint venture between the Partnership and China LNG acquired in July 2014.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s expected future revenues and ability of its portfolio of fixed-rate contracts to largely insulate it from fluctuations in spot LNG shipping rates; the Partnership’s current project pipeline; the long-term fundamentals in the liquefied gas industry, including expected future growth in LNG supply and LNG vessel supply/demand balance; the delivery timing and total cost of the newbuilding vessels, either directly ordered by the Partnership or through its joint venture subsidiaries, the commencement of related time charter contracts and the effect of these contracts on the Partnership’s distributable cash flows; future growth opportunities and the effect on the Partnership’s operational results and distributable cash flow; expected fuel-efficiency and emission levels associated with the MEGI engines; the Partnership’s ability to secure charter contract employment for currently unchartered vessels prior to their deliveries; the timing and certainty of exercising any of the Partnership’s existing options to order up to four additional MEGI LNG carrier newbuildings; the outcome of the Partnership’s dispute over the Magellan Spirit offhire incident and claimed charter contract termination; and the timing of the start-up of the Yamal LNG project and the expected total LNG production capacity of the project, if completed. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard construction delays, newbuilding specification changes or cost overruns; availability of suitable LNG shipping, LPG shipping, floating storage and regasification and other growth project opportunities; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; competitive dynamics in bidding for potential LNG, LPG or floating regasification projects; potential failure of the Yamal LNG project to be completed on time or at all for any reason, including due to lack of funding as a result of existing or future sanctions against Russian entities and individuals, which may affect partners in the project; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; actual performance of the MEGI engines; failure by the Partnership to secure charter contracts for unchartered vessels; factors affecting the outcome of the Partnership’s dispute over the Magellan Spirit; the Partnership’s ability to raise financing for its existing newbuildings or to purchase additional vessels or to pursue other projects; actual capital expenditures under the Partnership’s project pipeline; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2014. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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